UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 001-16857

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Horizon Offshore 401(k) Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Horizon Offshore, Inc.
2500 CityWest Boulevard, Suite 2200, Houston, Texas 77042

HORIZON OFFSHORE 401(k) PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
DECEMBER 31, 2005

Report of Independent Registered Public Accounting Firm
To Participants and the Administrator of the
Horizon Offshore 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of the Horizon Offshore 401(k) Plan (the “Plan”), as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Grant Thornton
Houston, Texas
June 22, 2006

HORIZON OFFSHORE 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS
INVESTMENTS	$6,702,111	$6,085,826
PARTICIPANT CONTRIBUTIONS RECEIVABLE	—	76,577
EMPLOYER CONTRIBUTIONS RECEIVABLE	—	26,262
OTHER RECEIVABLE FROM EMPLOYER	—	1,243

Total Assets	$6,702,111	$6,189,908

LIABILITIES
ADMINISTRATIVE EXPENSES PAYABLE	$10,034	$8,169
NET UNSETTLED PURCHASES OF INVESTMENTS	2,322	—
DISTRIBUTIONS PAYABLE TO HIGHLY COMPENSATED EMPLOYEES	32,602	39,788

Total Liabilities	$44,958	$47,957

NET ASSETS AVAILABLE FOR BENEFITS	$6,657,153	$6,141,951

The accompanying notes are an integral part of these financial statements.

HORIZON OFFSHORE 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005

INVESTMENT INCOME:
Net depreciation in fair value of investments	$(480,702)
Interest and dividends	136,772

CONTRIBUTIONS:
Participants	1,186,279
Employer (see Note 1)	397,619
Rollovers	22,358

Net additions	1,262,326

BENEFITS PAID TO PARTICIPANTS	685,103
ADMINISTRATIVE EXPENSES	62,021

Total deductions	747,124

Net increase in net assets available for benefits	515,202
Net assets available for benefits at beginning of year	6,141,951

Net assets available for benefits at end of year	$6,657,153

The accompanying notes are an integral part of this financial statement.

HORIZON OFFSHORE 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005
1. SUMMARY OF THE PLAN:
General
     The following description of the Horizon Offshore 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is for the exclusive benefit of all eligible employees of Horizon Offshore, Inc. and its subsidiaries (the Company or the Plan Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974, as amended.
Eligibility and Contributions
     All employees who were previously not covered by a benefit plan established pursuant to a certain collective bargaining agreement and who have been employed by the Company for six months and have attained the age of 18 are eligible to participate in the Plan.
     Participant contributions cannot be less than 1 percent nor more than 15 percent of a participant’s eligible annual compensation up to the maximum deferrable amount allowed by the Internal Revenue Service (IRS) ($14,000 for 2005). Participants who are at least age 50 during the plan year may be eligible to contribute an additional amount to the Plan on a pre-tax basis. This additional amount, known as a “catch-up” contribution, is subject to an annual maximum amount ($4,000 for 2005).
     The Company makes a matching contribution (Employer Matching Contribution), which in 2005 was equal to 50 percent of participant contributions, not to exceed 6 percent of participant compensation in any Plan year. In 2004 and the first three months of 2005, the Employer Matching Contribution consisted of the issuance of the Company’s stock from treasury and was invested directly in the participant’s account but may subsequently be transferred to another investment fund, at the participant’s direction. Effective April 1, 2005, the Employer Matching Contribution is made in cash and follows the participant’s personal investment elections, unless the participant redirected his or her match during March 2005 to investment funds other than his or her personal investment election. Any subsequent change in personal investment elections will realign the Employer Matching Contribution to follow the newly elected personal investment election. The Company may also contribute additional amounts at its sole discretion. No discretionary amounts were contributed in 2005 or 2004.
     Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.
     Each participant’s account is credited with the participant’s contribution, the Employer Matching Contribution and the participant’s share of the income and any appreciation or depreciation of the funds invested.
Vested Benefits
     Participants are immediately vested in their contributions plus actual earnings thereon. Participants become vested in the remainder of their accounts based on years of service with the Company in accordance with the following schedule:

Years of Vested Service	Vested Percentage
Less than 2	0%
2	20
3	40
4	60
5	80
6	100
     The Plan provides for a participant to be fully vested upon death, permanent disability or the employee’s normal retirement date. The Plan also provides that forfeitures, if any, will reduce the amount of the Company’s Employer Matching Contribution or Plan expenses. The Company used $46,612 in forfeitures to pay Plan expenses during 2005. At December 31, 2005 and 2004, $36,797 and $66,855, respectively, of unallocated forfeitures were available to reduce future Company contributions or Plan expenses. The Plan sponsor will absorb all Plan expenses in excess of the forfeiture balance.
Administration
     The general administration of the Plan is vested with a Plan administrator. The Plan administrator is given all powers necessary to enable it to carry out its duties including, but not limited to, the power to interpret the Plan, decide on all questions of eligibility and the status and rights of participants, and direct disbursements of benefits in accordance with the provisions of the Plan.
Trustee and Custodian of Plan Assets
     Reliance Trust Company serves as the trustee and asset custodian of the Plan. Metropolitan Life Insurance Company (MetLife) serves as the record keeper of the Plan. The trustee is authorized to receive contributions, manage, invest and reinvest the trust fund and authorize payments to such persons as it deems appropriate in accordance with the Plan.
Funds
     Each participant has the right upon enrollment to select fund(s) in which the balance in the participant’s account will be invested. Participants can direct their investment balances in whole percentage increments into various guaranteed investment contracts, pooled separate accounts offered by Metropolitan Life Insurance Company and the Company’s common stock. Participants may subsequently change their investment options or transfer their balances between funds, in whole percentage increments, on any given day.
     Investments in the Company’s common stock represented approximately 9 percent and 22 percent of total Plan assets as of December 31, 2005 and 2004, respectively. During 2005, total contributions in the Company’s common stock represented approximately 13 percent of total contributions to the Plan.
Loans
     Participants are not allowed to borrow from the Plan.
Benefits
     The participant’s pre-tax contributions will be available to such participant in the event of severe and immediate financial hardship. Withdrawals based on financial hardship result in a suspension of employee contributions for six months.

     Upon death, permanent disability or retirement, each participant will receive a lump-sum amount equal to the value of his or her account. Terminated employees are not required to withdraw amounts from their Plan accounts if such accounts are greater than $5,000.
Federal Income Taxes
     The Plan originally received a determination letter from the IRS dated November 18, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), and, therefore, the related trust is exempt from taxation. On March 17, 2005, the Plan received an updated determination letter stating that the Plan continues to qualify under Section 401(a) of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.
     The Plan failed to pass the Actual Deferral Percentage (ADP) Test and the Actual Contribution Percentage (ACP) Test for the 2005 and 2004 plan years. For 2005, the accompanying Statements of Net Assets Available for Benefits include approximately $32,602 and $39,788 as of December 31, 2005 and 2004, respectively, in “excess participant contributions payable to participants” related to these issues.
     In order to correct the failure of the ADP and ACP Tests for the 2004 Plan year, federal law generally required that corrective distributions be made no later than December 31, 2005. The Company fully settled the 2004 corrective distribution obligation during 2005.
     Considering the remedial actions taken pursuant to the provisions of the Plan document, management believes that the failed nondiscrimination testing will not affect the tax-exempt status of the Plan.
     The Company adopted a Non-Standardized 401(k) Profit Sharing Plan and Trust which received a favorable opinion letter from the IRS on March 17, 2005, which stated that the Plan and related trust are designed in accordance with applicable sections of the Code. The Company identified certain operational issues and omissions with respect to the Plan during 2005. The operational issues are being corrected and did not result in any additional contributions or distributions to the Plan. The Plan Sponsor will submit an application under the Revenue Procedure 2006-27 or the Employee Plans Compliance Resolution System (EPCRS) to the IRS. The Plan administrator and counsel for the Company expect that the final outcome of the EPCRS process will not have any material effect on the Plan’s financial statements.
Termination of the Plan
     The Plan is intended as a long-range permanent program; however, the Company reserves the right to change, suspend or discontinue the Plan at any time. In the event the Plan is discontinued, the participants will become 100 percent vested in their account value at the time of such discontinuance.
Amendment to the Plan
     Effective March 28, 2005, the Plan’s automatic rollover provisions were amended. The Amendment requires mandatory distribution of participant’s vested interest in the Plan less than $1,000 upon termination of employment. Should a participant’s vested interest in the Plan be less than $5,000, but more than $1,000, upon termination of employment, the amount will be automatically rolled over to an individual retirement account unless elected otherwise by the participant.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
Basis of Accounting and Investment Valuation
     The accompanying financial statements of the Plan are presented on the accrual basis of accounting. Investment securities are recorded at cost when purchased but are adjusted to market value at the end of each month for financial reporting purposes.

     Guaranteed investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract values for credit risk of contract issues or otherwise. The average yield was approximately 4.20 percent in 2005 and 4.20 percent in 2004. The crediting interest rate for these investment contracts is reset annually by the issuer but cannot be less than 3 percent and was 4.20 percent at December 31, 2005 and 4.20 percent at December 31, 2004.
     The fair value of the participation units owned by the Plan in mutual funds is based on the mutual funds’ quoted market prices, which represent the net asset value of the underlying investments as reported by the funds on the last business day of the Plan year.
     The MetLife Stock Market Index Guarantee Fund offered under the MetLife program is a pooled separate account. The value of the separate account is determined at the close of each business day based on market value. The value of the account is expressed in “units.” The units are net of daily investment management expenses. The unit value is the dollar value of one unit, determined as of the close of each business day.
     The Company’s common stock is valued at the last reported sales price on a national securities exchange on the last business day of the Plan year. The Company’s common stock traded on the Nasdaq National Market until the close of business on April 1, 2005 when it was delisted from the Nasdaq National Market. Beginning April 4, 2005, the Company’s common stock traded in the over-the-counter market, both through listings in the National Quotation Bureau “Pink Sheets” and as of December 31, 2005, on the Over-the-Counter Bulletin Board.
     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
     Net appreciation (depreciation) on investments is based on the value of the assets at the beginning of the year or at the date of purchase during the year, rather than the original cost at the time of purchase. The Plan’s unrealized appreciation (depreciation) and realized gain (loss) are included in the Plan’s share of the investment income.
Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to use estimates and assumptions that affect reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
     The Plan provides for various investments in guaranteed investment contracts, pooled separate accounts and the Company’s common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.
Benefits and Expenses
     Administrative expenses, including legal, trustee and accounting fees, are paid by forfeitures and allocations to participant accounts. Forfeitures are the portion of an employer’s contribution that may be lost when a participant separates from service before becoming 100 percent vested. Only the non-vested portions of employer contributions are subject to forfeiture. Benefits are recorded when paid.
3. RELATED PARTY TRANSACTIONS:
     Plan investments include shares of mutual funds managed by MetLife. Metlife, the recordkeeper, has assumed the responsibility for certain trustee administration functions and duties on behalf of Reliance Trust

Company, the trustee. Certain Metlife investments included in the investment options of the plan, in addition to Company stock. Metlife and Horizon Offshore, Inc., are therefore, considered party-in-interest.
4. INVESTMENTS:
     The carrying values of individual investments that represent 5 percent or more of the Plan’s net assets as of December 31, 2005 and 2004 are as follows:

	2005	2004
Investments at fair value as determined by quoted market price

Pooled separate accounts Janus Balanced Fund	$1,062,303	$824,567
MetLife Stock Market Index Guarantee Fund	940,446	666,777
American Century: 20th Century Ultra Fund	817,670	657,032
American Century Strategic Allocation Aggressive	647,642	440,084
Janus Worldwide Fund	546,498	433,436
American Century Strategic Allocation Moderate	390,993	*
Dreyfus Founders Growth Fund	376,305	347,690
American Century Strategic Allocation Conservative	340,522	*
Horizon Offshore, Inc., common stock	578,399	1,351,268

Investments at contract value

Metropolitan Insurance Company, guaranteed investment contract, 4.20% and 4.20%	1,001,333	854,316

*	Denotes less than 5% of Plan net assets for that year
     During the year ended December 31, 2005, the Plan’s investments appreciated (depreciated) in value as follows:

2005
Investments at fair value as determined by quoted market price

Pooled separate accounts	$149,810
Horizon Offshore, Inc., common stock	(630,512)

$(480,702)

5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:
     The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2005 and 2004:

	2005	2004
Net assets available for benefits per the financial statements	$6,657,153	$6,141,951
Accrued expenses payable	10,034	7,504
Net unsettled purchases of investments	2,322	—
Accrued distributions to highly compensated employees	32,602	39,788

Net assets available for benefits per the Form 5500	$6,702,111	$6,189,243

     The following is a reconciliation of additions to net assets per the financial statements to Form 5500 for the year ended December 31, 2005:

2005
Additions to net assets per the financial statements	$1,262,326
Distributions of excess contributions to highly compensated employees	32,602
Net unsettled purchases of investments	2,322
Trade variances due to timing	(40,313)
Expenses netted against participant earnings	(13,005)
Other, net	603

Additions to net assets per the Form 5500	$1,244,535

     The following is a reconciliation of deductions from net assets per the financial statements to Form 5500 for the year ended December 31, 2005:

2005
Deductions from net assets per the financial statements	$747,124
Accrued expenses payable, net	2,530
Distributions payable, net	(3,331)
Expenses netted against participant earnings	(13,005)
Other, net	(1,651)

Deductions from net assets per the Form 5500	$731,667

5. SUBSEQUENT EVENTS (UNAUDITED):
     The Plan failed to pass the ADP Test and the ACP Test for the 2005 plan year. In order to correct these testing failures, federal law generally requires that corrective action be completed no later than December 31, 2006 to avoid Plan disqualification. For the corrective distributions to be considered taxable income during 2005, federal law requires the corrective distribution to be made no later than March 15, 2006. The Company made the necessary corrective distributions as of February 15, 2006. The corrective distribution was $32,602 as of December 31, 2005 and is included in the accompanying Statement of Net Assets Available for Benefits.
     On April 12, 2006, the Company effected a one-for-twenty-five (1-for-25) reverse stock split of its issued and outstanding common stock. All common share amounts in Schedule I have been adjusted to reflect the 1-for-25 reverse stock split.

SCHEDULE I
HORIZON OFFSHORE 401(k) PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

	Identity of issue, borrower,	Description of investment, including maturity date,
	lessor, or similar party	rate of interest, collateral, par or maturity value	Cost	Current value
(a)	(b)	(c)	(d)(1)	(e)

*	Metropolitan Insurance Company	Guaranteed Investment Contract		$1,001,333
	American Century Investment Management	American Century Strategic Allocation: Aggressive Fund		647,642
	American Century Investment Management	American Century Strategic Allocation: Moderate Fund		390,993
	American Century Investment Management	American Century Strategic Allocation: Conservative Fund		340,522
	Janus Capital Corporation	Janus Balanced Fund		1,062,303
*	Metropolitan Insurance Company	MetLife Stock Market Index Guarantee Fund		940,446
	Founders Asset Management	Dreyfus Founders Growth Fund		376,305
	American Century Investment Management	American Century: 20th Century Ultra Fund		817,670
	Janus Capital Corporation	Janus Worldwide Fund		546,498
*	Horizon Offshore, Inc.	Common Stock, $0.00001 par, 33,175 shares		562,531
		Cash		15,868

		Total investments		$6,702,111

*	Indicates party-in-interest.
(1) Cost information is omitted, as investments are participant-directed.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HORIZON OFFSHORE 401(k) PLAN

Date: June 29, 2006	By:	/s/ W. Allen Bruns

W. Allen Bruns
Payroll Director

INDEX TO EXHIBITS

Exhibit
Number

23.1-	Consent of Independent Registered Public Accounting Firm